EIGER TECHNOLOGY, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2006
with
Comparative figures as at September 30, 2006
and
For the three months ended December 31, 2006 and 2005

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.
Consolidated Balance Sheet

	December 31	September 30
	2006	2006
	(Unaudited)	(Audited)
	$	$
Assets

Current
Cash and Marketable Securities	80,000	102,000
Accounts Receivable	210,000	262,000
Prepaid Expenses	32,000	34,000
Income Tax Recovery	12,000	7,000

	334,000	405,000

Property and Equipment (Note 4)	922,000	986,000
Advance to Corporation	31,000	31,000
Licensing Rights	1,479,000	1,479,000

	2,766,000	2,901,000

Liabilities and Shareholders' Deficit

Current
Accounts Payable and Accrued Charges	1,056,000	1,077,000
Other Payable (Note 5)	587,000	699,000
Deferred Revenue	700,000	458,000

	2,343,000	2,234,000

Non-Controlling Interests in Subsidiaries	621,000	695,000

Shareholders' Deficit
Share Capital (Note 6)	43,839,000	43,839,000
Stock-Based Compensation	1,705,000	1,705,000
Accumulated Deficit	(45,742,000)	(45,572,000)

	(198,000)	(28,000)

	2,766,000	2,901,000

On Behalf of the Board:

"Gerry Racicot"	Director
Gerry Racicot

"Jason Moretto"	Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Consolidated Statement of Operations and Deficit

For the period ended December 31	2006	2006	2005	2005
	Current Quarter	Year-to-Date	Current Quarter	Year-to-Date
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Revenues	840,000	840,000	1,022,000	1,022,000

Cost of Revenues	509,000	509,000	715,000	715,000

Gross Profit	331,000	331,000	307,000	307,000

Expenses
Selling, General and Administrative	402,000	402,000	384,000	384,000
Amortization of Property and Equipment	64,000	64,000	84,000	84,000
Interest and Bank Charges	52,000	52,000	50,000	50,000

	518,000	518,000	518,000	518,000

Income (Loss) before Undernoted	(187,000)	(187,000)	(211,000)	(211,000)

Stock-Based Compensation	--	--	9,000	9,000
Non-Controlling Interests	(17,000)	(17,000)	(48,000)	(48,000)

Net Earnings (Loss)	(170,000)	(170,000)	(172,000)	(172,000)

Retained Earnings (Deficit), Beginning of Period	(45,572,000)	(45,572,000)	(44,806,000)	(44,806,000)

Retained Earnings (Deficit), End of Period	(45,742,000)	(45,742,000)	(44,978,000)	(44,978,000)

Earnings (Loss) Per Weighted Average Number of Shares Outstanding - Basic and Diluted:

Continuing Operations	0.00	0.00	0.00	0.00
Net Earnings (Loss)	0.00	0.00	0.00	0.00

Weighted Average Number of Shares Outstanding
- Basic and Diluted:
	38,819,054	38,819,054	38,819,054	38,819,054

EIGER TECHNOLOGY, INC.
Consolidated Statement of Cash Flows

For the period ended December 31	2006	2006	2005	2005
	Current Quarter	Year-to-Date	Current Quarter	Year-to-Date
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Cash Flows from Operating Activities:
Net Earnings (Loss) for the Period	(170,000)	(170,000)	(172,000)	(172,000)
Adjustments for:
Stock-Based Compensation	-	-	9,000	9,000
Amortization	64,000	64,000	84,000	84,000

	(106,000)	(106,000)	(79,000)	(79,000)
Changes in Non-Cash Working Capital:
Accounts Receivable	52,000	52,000	265,000	265,000
Prepaid Expenses	2,000	2,000	(54,000)	(54,000)
Income Tax Recovery	(5,000)	(5,000)
Accounts Payable	(21,000)	(21,000)	(381,000)	(381,000)
Other Payable	(112,000)	(112,000)	18,000	18,000
Deferred Revenue	242,000	242,000	391,000	391,000

	52,000	52,000	160,000	160,000

Cash Flows from Investment Activities:
Sale (Purchase) of Property and Equipment	-	-	(53,000)	(53,000)

-		-	(53,000)	(53,000)

Cash Flows from Financing Activities:
Long-Term Debt	-	-	(56,000)	(56,000)
Non-Controlling Interests	(74,000)	(74,000)	(38,000)	(38,000)

	(74,000)	(74,000)	(94,000)	(94,000)

Net Increase (Decrease) in Cash	(22,000)	(22,000)	13,000	13,000

Cash and Cash Equivalents - Beginning of Period	102,000	102,000	33,000	33,000

Cash and Cash Equivalents - End of Period	80,000	80,000	46,000	46,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006

1. Organization and Nature of Business:

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc.
on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

Through its subsidiaries, the Company is engaged in developing Voice over Internet Protocol ("VoIP")
based long distance calling and the business of owning or leasing horse racetracks and/or the conducting of horse races.

2. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2006. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2006.

3. Going Concern:

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations. The
Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forbearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the
Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

4. Property and Equipment:

$
Balance per September 30, 2006 financial statements (2005 - $1,148,000)	986,000

Additions (2005 - $53,000)	-

Amortization provided for three months (2005 - ($84,000))	-64,000

Balance per December 31, 2006 financial statements (2005 - $1,117,000)	922,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2006

5. Other Payable:

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company's subsidiary, Onlinetel Corp. is obligated to pay a principal amount plus interest calculated at an annual rate of 8% per annum. Newlook unconditionally and irrevocably guarantees payment of the obligation. Amendments to the Forbearance Agreement were signed on May 25, 2006 and December 5, 2006. Newlook made payments towards the outstanding balance of $286,619 on
April 11, 2006 and $124,000 on November 9, 2006. The remaining amount is due February 28, 2007.
The payable is secured by an interest in all of the present and future personal property of Onlinetel
Corp., ranking senior in priority to all liens security interest, encumbrances and charges.

6. Share Capital:

Authorized: 100,000,000 Common Shares without par value.

Issued: 38,819,054 Common Shares.

Stock Options Issued: 3,556,000 Options.

7. Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel
Corp. ("Onlinetel") to Newlook Industries Corp. ("Newlook") in exchange for 12,727,273 common shares of Newlook. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel.
As a result of these transactions and two subsequent private placements by Newlook, the Company now owns approximately 79% of the common shares of Newlook.